EXHIBIT (l)(5)

PURCHASE AGREEMENT

Northern Institutional Funds (the “Trust”), a Delaware statutory trust, and Eric K. Schweitzer (the “Purchaser”), hereby agree as follows:

1. The Trust hereby offers the Purchaser and the Purchaser hereby purchases ten shares of the Large Cap Index Portfolio (the “Large Cap Index Shares”) for $10.00 per share. The Trust hereby acknowledges receipt from the Purchaser of funds in full payment for the foregoing Large Cap Index Shares.

2. The Purchaser represents and warrants to the Trust that the foregoing Large Cap Index Shares are being acquired for investment purposes and not with a view to the distribution thereof.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Agreement as of May 9, 2008.

NORTHERN INSTITUTIONAL FUNDS

By:	/s/ Lloyd A. Wennlund

ERIC K. SCHWEITZER

By:	/s/ Eric K. Schweitzer